GLOBAL RESTAURANT MANAGEMENT LLC
SUBSCRIPTION AGREEMENT

THE SECURITIES REFERRED TO HEREIN ARE BEING ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. UNDER SUCH ACT AND SUCH LAWS, THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS A REGISTRATION STATEMENT IS IN EFFECT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, THE SECURITIES ARE SUBJECT TO OTHER RESTRICTIONS ON TRANSFERABILITY DESCRIBED IN THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT (AS DEFINED BELOW) RELATING TO THE SECURITIES.

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made and entered on [EFFECTIVE DATE], by and among Global Restaurant Management LLC, a Delaware limited liability company (the "Company"), Christopher Wynne, a U.S. citizen residing in Moscow, Russia and [ENTITY NAME]____ (the "Subscriber").

WITNESSETH:

WHEREAS, the Subscriber understands that the Company, is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering the membership interest in the Company to the Subscriber, and the membership interests in the Subscriber will be offered to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The minimum amount or target amount to be raised in the Offering US$ 999,950 (the "Target Offering Amount") and the maximum amount to be raised in the offering is US$ 4,999,950 (the "Maximum Offering Amount").

WHEREAS, the Subscriber intends to make an aggregate capital contribution to the Company of up to US$ 4,999,950;

WHEREAS, at the Closing (as defined below), the Subscriber will acquire, on the terms and conditions set forth in this Agreement, the Membership Interest (as defined below);

WHEREAS, Mr. Christopher Wynne (the "Founder" or "Manager") is the owner of an 65.567% voting power in the Company and is the manager the Company; and

NOW, THEREFORE, for and in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth herein, the parties agree as follows:

ARTICLE I
SUBSCRIPTION; MEMBERSHIP INTEREST

Section 1.1 Subscription and Investment Amount. Subject to and in accordance with the respective terms and conditions of this Agreement and Form C and related Offering Statement, the Subscriber hereby subscribes for and offers to purchase (the "Subscription"), and the Company hereby accepts such offer and agrees to issue to the Subscriber, [SHARES] membership interest (the "Membership Interest"), in consideration of the payment by the Subscriber to it of the capital of US $[AMOUNT] (the "Investment Amount").

Section 1.2 Acceptance / Rejection of Subscription. Acceptance of the Subscription shall be evidenced by the execution of this Agreement by the Company. The Subscriber hereby

acknowledges and agrees that the Company reserves the right to reject the Subscription evidenced by this Agreement in whole or in part for any reason whatsoever prior to the Subscription Closing (as defined below). In the event that the Subscription is rejected by the Company, the Subscription shall become null and void and the Subscriber shall have no further obligations to the Company, other than the obligations of confidentiality as set forth herein. Until a duly executed copy of this Agreement is delivered by the Company to the Subscriber, the Subscriber shall have no obligations under this Agreement. The date on which the Company executes and delivers this Agreement to the Subscriber shall be referred to herein as the "Subscription Closing."

Section 1.3 Other

(a) From and after the Closing, the Subscriber hereby adopts, accepts and agrees to be bound by and to perform all obligations therein imposed upon the Subscriber in its capacity as a member of the Company. No certificate or other evidence of ownership of the Membership Interest need be issued by the Company to reflect the Membership Interest of the Subscriber in the Company, but an entry reflecting such interest shall be made on the books and records of the Company. The Subscriber agrees to execute, acknowledge and swear to such certificates or documents as may from time to time be necessary for the contemplated activities of the Company.

ARTICLE II
CLOSING; COMPANY AGREEMENTS

Section 2.1 Closing

(a) The purchase and sale of the Membership Interest shall take place through the Portal within five business days after the Offering deadline and when the Company confirms in writing that all of the conditions precedent to the Subscriber's obligation to close have been satisfied or have been waived by the Subscriber in writing (the "Closing" or "Closing Date").

(b) At the Closing and on the terms and subject to the conditions set forth in this Agreement, the Company shall issue and sell to the Subscriber in consideration of the Investment Amount, and the Subscriber shall pay such amount to the Company and shall purchase from the Company, the Membership Interest.

Section 2.2 Conditions Precedent to Closing. The obligations of the Subscriber to consummate the transactions contemplated by this Agreement are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by the Subscriber:

(a) prior to the Offering deadline, the prospective investors shall have received aggregate subscriptions for membership interest of the Subscriber in an aggregate investment amount of at least the Target Offering Amount;

(b) at the time of the Closing, the Subscriber shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for the membership interests of the Subscriber having an aggregate investment amount of at least the Target Offering Amount (and have provided to the Company the evidence in that respect); and

(c) the representations and warranties of the Company contained in Article IV hereof and of the Subscriber contained in Article III hereof shall be true and correct, in all material respect, as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the date of this Agreement.

Section 2.3 Deliveries by the Subscriber. Subject to the terms and conditions hereof, at the Closing, the Subscriber will deliver the following to the Company, which shall be a condition to the Subscriber receiving the Membership Interest:

(a) The payment for the Membership Interest payable by the Subscriber in accordance with this Agreement; and

(b) All other documents, instruments and writings reasonably required to be delivered to the Company by the Subscriber at or prior to the Closing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER

The Subscriber hereby represents and warrants to the Company and to the Manager as of the date hereof and the Closing Date that:

Section 3.1 Power and Authority. The Subscriber is authorized to enter into this Agreement, and such other agreements, certificates or other instruments as are executed by or on behalf of the Subscriber in connection with this subscription (collectively, the "Subscriber Agreements"), to perform its respective obligations under each such Subscriber Agreement, and to consummate the transactions that are the respective subjects of each such Subscriber Agreement. The signature of the respective individual signing any Subscriber Agreement as, or on behalf of, the Subscriber is binding upon the Subscriber. Each of the Subscriber Agreements has been, or will be, duly and validly authorized, executed and delivered by the Subscriber and, assuming the due authorization, execution and delivery by each of the other parties thereto, constitutes, or will constitute, a legal, valid and binding obligation of the Subscriber enforceable against it in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.2 Compliance with Laws and Other Instruments. The execution and delivery of each of the Subscriber Agreements by the Subscriber do not, and the performance of transactions contemplated hereby and thereby by the Subscriber will not, subject to compliance by the Company with all applicable federal and state securities laws, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Subscriber, (ii) violate, conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any provision of the Articles or Certificate of Incorporation or bylaws or equivalent organizational documents of the Subscriber if not an individual, or any note, indenture, agreement, lease, license, permit or other instrument or obligation to which the

Subscriber is a party or by which the Subscriber is bound or affected, or (iii) require any consent, approval, authorization or permit from any governmental regulatory body, except where such breach or default or failure to obtain such consents, approvals, authorizations or permits or to make such filings would not prevent or delay the performance by the Subscriber of its obligations under the Subscriber Agreements.

Section 3.3 Investment Experience. The Subscriber confirms that it has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Membership Interest and of making an informed investment decision and understands that (a) this investment is suitable only for an investor which is able to bear the economic consequences of losing its entire investment, (b) the purchase of the Membership Interest by the Subscriber hereunder is a speculative investment which involves a high degree of risk of loss of the entire investment, and (c) there are substantial restrictions on the transferability of the Membership Interest under the terms of the Operating Agreement dated 14 February 2018 (as amended) between, amongst others, the Company, Christopher Wynne and Great 8 Holdings LLC (the "Operating Agreement") and under the Securities Act and applicable state securities laws, and there will be no public market for the Membership Interest, and accordingly, it may not be possible for the Subscriber to liquidate the Subscriber's investment in case of emergency.

Section 3.4 Emerging Markets. The Subscriber acknowledges that the operations of the Company's subsidiaries are located in countries which are generally categorized as emerging markets. Such economies continue to exhibit certain macroeconomic imbalances and remain vulnerable to external and internal shocks, including potential domestic political uncertainty and changing investor sentiment. Financial or political turmoil in such emerging markets (or global markets generally) could disrupt the business environment of the jurisdictions in which the Company's subsidiaries operate and the Company's subsidiaries could also face severe liquidity constraints under such circumstances. Investing in emerging economies such as those within which the Company's subsidiaries operate carries a significant degree of risk, including loss of principal, and should only be undertaken after consultation with an investment professional.

Section 3.5 Financial Ability. The Subscriber will have at the Closing sufficient liquid funds to satisfy the Investment Amount.

Section 3.6 Acknowledgements.

(a) The Subscriber acknowledges and agrees that (i) the Company and its affiliates, and their respective officers, directors, employees, agents and representatives, are not acting as a fiduciary or financial or investment adviser to the Subscriber; (ii) the Subscriber is not relying (for purposes of entering into this Agreement or otherwise) upon any advice, counsel or representations (whether written or oral) of the Company other than those representations expressly made hereunder; (iii) the Company and its affiliates, and their respective officers, directors, employees, agents and representatives, do not make, have not made and shall not be deemed to have made any representation or warranty to the Subscriber, express or implied, at law or in equity, with respect to (x) projections, estimates, forecasts or plans or (y) tax or economic or technical considerations of the Subscriber or (z) the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) relating to the purchase of the Membership Interest;

(b) The Subscriber agrees to deliver to the Company such information as to certain matters under the Securities Act and other laws and regulations as the Company may reasonably request in order to ensure compliance with such laws and regulations and the availability of any exemption thereunder.

(c) The Subscriber acknowledges that the Company has relied and will rely upon the representations, warranties and covenants of the Subscriber set forth in this Agreement and that all such representations, warranties and covenants shall survive the date of this Agreement. Accordingly, the Subscriber agrees to notify the Company promptly if there is any change with respect to any of the information or representations provided by the Subscriber in or pursuant to this Agreement, and to provide the Company with such further information as the Company may reasonably require.

(d) The Subscriber has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Membership Interest.

(e) The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Subscriber has had access to such information concerning the Company and the Membership Interest as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Membership Interest.

(f) The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Membership Interest, without interest thereon, to the Subscriber.

(g) The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Membership Interest or made any finding or determination concerning the fairness or advisability of this investment.

(h) The Subscriber confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Membership Interest or (ii) made any representation to the Subscriber regarding the legality of an investment in the Membership Interest under applicable legal investment or similar laws or regulations. In deciding to purchase the Membership Interest, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Membership Interest is suitable and appropriate for the Subscriber.

(i) The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Membership Interest. With the assistance of the Subscriber's own professional

advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Membership Interest and the consequences of this Agreement. The Subscriber has considered the suitability of the Membership Interest as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Membership Interest and its authority to invest in the Membership Interest.

(j) The Subscriber is acquiring the Membership Interest solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Membership Interest. The Subscriber understands that the Membership Interest have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Subscriber to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(k) The Subscriber understands that the Membership Interest are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Subscriber may dispose of the Membership Interest only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register any of the Membership Interest, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Membership Interest become freely transferable, a secondary market in the Membership Interest may not develop. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Membership Interest for an indefinite period of time.

(l) The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Membership Interest or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(m) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Membership Interest or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Membership Interest, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Membership Interest. The Subscriber's subscription and payment for and continued beneficial ownership of the Membership Interest will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Subscriber understands that upon issuance of to the Subscriber of any Membership Interest, the Company will be deemed to have made following representations and warranties to the Subscriber as of the date of such issuance:

Section 4.1 Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Membership Interest to the Subscriber pursuant to this Agreement.

Section 4.2 Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 4.3 Valid Issuance. The Membership Interest, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a Subscriber.

Section 4.4 No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Membership Interest will not result in any violation of, or conflict with, or constitute a default under bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

ARTICLE V

Section 5.1 Indemnification. The Subscriber agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Subscriber's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Subscriber's breach of any of the Subscriber's representations and warranties contained in this Agreement.

Section 5.3 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses, including fees and expenses incurred in connection with the preparation, execution, and delivery of this Agreement and the transactions contemplated herein, shall be paid by the party incurring such fee or expense.

Section 5.4 Confidentiality.

(a) The Subscriber agrees that it will use the Confidential Information (as defined in Section 5.3(b) below) solely for the purpose of monitoring and managing its investment in the Company and will use reasonable precautions in accordance with its established procedures to keep such information confidential; provided, however, that any such information may be disclosed to the Subscriber's affiliates, and its and their respective directors, officers, senior employees, counsel, auditors and professional advisors (collectively, the "Representatives") who do not compete with the Company and need to know such information for the purpose of monitoring and managing the Subscriber's investment in the Company (it being understood that such Representatives shall be informed by the Subscriber of the confidential nature of such information and agree to abide by these confidentiality provisions). To the extent permitted by applicable law, the Subscriber agrees to be responsible for any breach of this Agreement that results from the actions or omissions of its Representatives.

(b) The term "Confidential Information" means all information related to the Company provided to the Subscriber or any Representative thereof by or on behalf of the Company or its affiliates (the "Furnishing Parties"), including any financial reporting, annual audits or other information provided to its shareholders.

(c) The Subscriber shall be permitted to disclose any Confidential Information in the event that the Subscriber is otherwise required by law, rule or regulation or requested by any governmental agency or other regulatory authority (including any self-regulatory organization having or claiming to have jurisdiction and any securities exchange on which the securities of the Subscriber or any affiliate thereof are listed) or in connection with any legal proceedings (including pursuant to any special deposition, interrogation, request for documents, subpoena, civil investigative demand or arbitration). The Subscriber agrees that it will notify the Company as soon as practical in the event of any such disclosure (other than as a result of an examination by any regulatory agency), unless such notification shall be prohibited by applicable law or legal process. The Subscriber further agrees that whenever possible, it will notify the Company sufficiently in advance of any such required disclosure to permit the Company to take such action as the Company may deem advisable to preserve the confidentiality of any Confidential Information required to be disclosed, and the Subscriber shall cooperate with any reasonable request by the Company in connection with any such action, at the Company's expense.

ARTICLE VI
MISCELLANEOUS

Section 6.1 Notices. All notices required to be given hereunder shall be in writing and shall be deemed to be duly given if personally delivered, telecopied or electronically mailed and confirmed, or mailed by certified mail, return receipt requested, or nationally recognized overnight

delivery service with proof of receipt maintained, at the following address (or any other address that any such party may designate by written notice to the other parties):

If to the Company:

Global Restaurant Management LLC
800 Delaware Ave., City of Wilmington, New Castle County, 19801

If to the Manager:

Christopher Wynne

800 Delaware Ave., City of Wilmington, New Castle County, 19801
c.wynne@papajohns.ru
(with a copy to: Kravchenko Street 8, B6, Moscow, Russia, 119331)

If to the Subscriber, at the address set forth at the Portal (or provided by the Subscriber), or such other place as the Subscriber or the Company from time to time designate in writing.

Any such notice shall, if delivered personally, be deemed received upon delivery; shall, if delivered by telecopy or electronic mail (receipt confirmed), be deemed received on the first business day following confirmation; shall, if delivered by overnight delivery service, be deemed received the first business day after being sent; and shall, if delivered by mail, be deemed received upon the earlier of actual receipt thereof or three (3) business days after the date of deposit in the United States mail. Notwithstanding the foregoing, all notices sent to the Subscriber in hard copy form shall also be emailed to the Subscriber at the email address set forth above, and all notices sent to the Subscriber shall be made available in either downloadable or printable format.

Section 6.2 Entire Agreement. This Agreement contains the entire understanding of the parties hereto respecting the subject matter hereof and supersedes all prior agreements, discussions and understandings with respect thereto.

Section 6.3 Binding Effect; Assignment; No Third Party Benefit. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their permitted successors and assigns; provided, however, that no party hereto shall have the right to assign this Agreement without the consent of the parties hereto. This Agreement is not intended to be for the benefit of and shall not be enforceable by any person or entity who or which is not a party hereto.

Section 6.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an

acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 6.5 Governing Law. This agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the laws of the state of Delaware, without regard to the principles of conflicts of laws thereof.

Section 6.6 Headings; Incorporation of Recitals. Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, or extend the scope or intent of this Agreement or any provisions hereof. The preamble and recitals (or "whereas" clauses) are incorporated herein by reference and constitute binding terms of this Agreement.

Section 6.7 Number; Gender; Without Limitation. Pronouns, wherever used in this Agreement, and of whatever gender, shall include persons of every kind and character, and the singular shall include the plural whenever and as often as may be appropriate. Any reference herein to "including" and words of similar import refer to "including without limitation."

Section 6.8 Consent to Jurisdiction.

(a) With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Membership Interest by the Subscriber ("Proceedings"), the Subscriber irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

(b) Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement.

Section 6.9 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by the parties hereto.

Section 6.10 Waiver. No failure or delay by a party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

Section 6.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in multiple counterparts, and by the different parties hereto in separate counterpart, each of which when executed and delivered (including by facsimile transmission) shall be deemed to be an original but all of which taken together shall constitute one and the same Agreement.

Section 6.12 Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may

request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Global Restaurant Management LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited